Greg Kudla Corporate Vice President and Chief Accounting Officer	Exelis Inc. 1650 Tysons Blvd Suite 1700 McLean, VA 22102	703-790-6369 703-790-6362 Fax Greg.Kudla@exelisinc.com www.exelisinc.com

July 1, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Exelis Inc. Form 10-K for the Fiscal Year Ended December 31, 2012

File No. 001-35228

Filed March 1, 2013

Dear Mr. Spirgel:

On behalf of Exelis Inc. (the “Company”), the undersigned hereby acknowledges receipt of the letter (the “Comment Letter”), dated June 25, 2013, from the staff of the Securities and Exchange Commission (the “Staff”) containing comments to the filing referenced above.

Pursuant to my telephone call on July 1 with Michael Henderson of your office, the Company requires additional time to respond to the Staff’s comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Henderson, the Company anticipates responding to the comments contained in the Comment Letter on or before July 24, 2013.

If you have any questions, please do not hesitate to contact me at 703-790-6369.

Respectfully,

/s/ Greg Kudla

Greg Kudla

Corporate Vice President and Chief Accounting Officer

cc:	Terry French – SEC Division of Corporation Finance

Michael Henderson - SEC Division of Corporation Finance

Peter Milligan – Exelis Inc.

Ann Davidson – Exelis Inc.

Melinda Covert – Deloitte & Touche LLP

Arjun Koshal – Simpson Thacher & Bartlett LLP